

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 25, 2018

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Tony Ramos
President
Southern Tier Region Rural Broadband Company, Inc.
2426 L'Enfant Square SE, 7th Floor
Washington, D.C. 20020

> **Re:** **Southern Tier Region Rural Broadband Company, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 23, 2015**
> **File No. 024-10456**

Dear Mr. Ramos:

It has been more than nine months since you amended this offering statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the offering statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 259 of the Act.

Please contact Courtney Lindsay at 202-551-7237 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications